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                                                                   EXHIBIT 99.9


                          Barington Capital Group, L.P.
                               888 Seventh Avenue
                            New York, New York 10019



November 17, 2006



Fred B. Chaney, Ph.D.
Chairman of the Board of Directors
Lone Star Steakhouse & Saloon, Inc.
224 East Douglas, Suite 700
Wichita, Kansas 67202

Dear Dr. Chaney:

We are in receipt of your letter today. We do not think it would be productive to respond to your mischaracterizations and attempts to impugn our motives at this time. The real issue here is whether the Lone Star Funds deal maximizes shareholder value for the stockholders of Lone Star Steakhouse & Saloon. In our view, it does not.

It is clear to us from the findings of Compass Advisers that it was a poor decision to conduct a limited marketing effort for the Company as a number of potentially interested parties were apparently excluded from the process. The fact that a procedure is available for interested parties to submit bids for the Company after the Lone Star Funds deal has been signed, sealed and delivered is in our opinion a poor substitute for a thorough auction process where all parties begin on an equal footing. The sizable $18 million breakup fee, the right of Lone Star Funds to top any bid made and the conditions that must be met just to gain access to non-public information all disadvantage any party who participates in this procedure.

At the end of the day, what matters to us as a significant stockholder is whether a thorough sales process was run and whether the merger consideration provides fair value for our equity interest in the Company. In our view, the Board has failed to conduct a thorough sales process and the $27.10 per share consideration offered by the Lone Star Funds transaction fails to adequately reflect the value of the Company, including its extensive real estate holdings and upscale Sullivan's and Del Frisco's brands. As a result, we will be voting against the merger.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda